May 9, 2008
BY EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Stephen Krikorian

Re:	Double-Take Software, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Definitive Proxy Statement on Schedule 14A File No. 001-33184
Dear Mr. Krikorian:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated April 28, 2008 to Dean Goodermote, with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A.
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1A. Risk Factors, page 13
1.	You have included a risk factor that exceeds one page regarding the potential and actual impact of intellectual property claims against you. Risk factors are required to be concise and specific to your company or industry. See Item 503(c) of Regulation S-K. In future filings, consider how you can present the risk factor and subheading more concisely and in a manner that highlights the ongoing impact of the December 2005 settlement agreement.
We will revise our disclosure in future filings in response to the staff’s comments.

United States Securities and Exchange Commission
May 9, 2008

Item 2. Properties, page 24
2.	In future filings please expand this section to give investors more information as to the suitability, adequacy, productive capacity and extent of utilization of your facilities. See instruction 1 to Item 102 of Regulation S-K. For example, a discussion of the adequacy and utilization of your Indianapolis center, which functions as your principal call center, would be appropriate. Further, to the extent significant business activity is concentrated in any of the other locations referenced, this should be disclosed along with information relating to lease termination, adequacy, and usage.
We will revise our disclosure in future filings in response to the staff’s comments.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies, page 37
Stock-Based Compensation, page 38
3.	We note your reference here and on pages 80-81 to the valuation specialist that management engaged to prepare valuations of your common stock. We also note your references on page 55 and 56 to the valuation reports issued by independent third parties that management used to assess the fair value of assets acquired and liabilities assumed in your business combination of TimeSpring Software Corporation and Double-Take EMEA. Please note that when you refer to an independent valuation specialist you should disclose the specialist’s name and, if your annual report is incorporated by reference into any Securities Act registration statement, include the appropriate consent. Refer to Rule 436(b) of Regulation C and file consents, as necessary.
We have reviewed the Staff’s comment and considered the factual circumstances underlying the disclosure referred to by the Staff, as well as the language in our Form 10-K. It was not our intent to indicate that the valuation specialists were experts within the meaning of Rule 436(b), and we believe that investors will not view the applicable sections as having been prepared by an expert or in reliance on the opinion of an expert, particularly given the context in which the valuation specialists are referred. We did not state that the valuation specialists either reviewed or passed upon our valuation determinations, nor that these statements were set forth in our Form 10-K upon the authority, or in reliance upon, the valuation specialists as experts. Rather, these statements indicated that information from the valuation specialists were used as a part of the diligence process by which we assessed fair value in these transactions. In the interest of avoiding any ambiguity, in future discussions of the acquisition of TimeSpring Software Corporation and Double-Take EMEA and of the valuation of our common stock, we will not refer to the valuation specialists. In addition, if a similar valuation specialist is used in the future that will not agree to provide its consent, we will not include any reference to that valuation specialist in our filings.

United States Securities and Exchange Commission
May 9, 2008

Item 8. Financial Statements and Supplementary Data, page 48.
Consolidated Statements of Cash Flows, page 53
4.	We note that you have recorded excess income tax benefits from share-based payment arrangements as a cash inflow from financing activities in fiscal years 2007. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c of SFAS No. 95 and paragraph A95 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in the year ended December 31, 2007.
In accordance with paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R, we did record $4,895,000 of excess tax benefits from stock based compensation as a cash inflow from financing activities. However, we did not record a separate cash outflow from operating activities for this same amount as a separate line item because our income tax payable account is included in our accrued expenses line item of the balance sheet. Therefore, the operating cash outflow is included in our cash flow statement in the line item “Changes in: Accounts payable and accrued expenses” which totaled ($349,000) We acknowledge that in accordance with SFAS No. 95 and SFAS No. 123R there should have been an operating cash outflow of $4,895,000 presented separately for the year ended December 31, 2007. Had we presented the cash flow in this manner, the change in accounts payable and accrued expenses would have been $4,546,000. We will make this change in future filings and present a separate line item in our statement of cash flows for comparative purposes and also insert a note we have made reclassifications for comparative purposes.
Notes to the Consolidated Financial Statements, page 54
Note A — Organization and Significant Accounting Policies, page 54
[8] — Revenue Recognition, page 59
5.	We note your disclosure that “any professional services, including training, which have not been performed within three years of the original invoice date will be recognized as revenue in the quarter the age of the unperformed services become three years old.” Tell us more about this revenue recognition policy including the relevant terms of the arrangements and the analysis utilized by management when concluding that the criteria for revenue recognition have been met in light of the fact that unperformed services remain. In your response, quantify the amount of professional service revenue you have recognized for all periods presented as a result of this accounting policy. Additionally, tell us how you have satisfied the requirements for derecognizing your deferred revenue liability provided for in paragraph 16 of SFAS 140. In this regard, tell us what evidence you can rely upon to demonstrate that it is remote the customer will require performance of these services. Furthermore, explain how you consider paragraphs 78 and 79 of FASB Concepts Statement No. 6 in the classification of these amounts as revenue.

United States Securities and Exchange Commission
May 9, 2008

As disclosed in our revenue recognition policy on page 59 in our annual report on Form 10-K, we recognize any paid training or professional services that have not been performed within three years of the original invoice date as services revenue in the quarter the original invoice date becomes greater than three years old. This policy only applies to services invoices that have been paid and unperformed or performed but not formally approved by the customer after three years of the original invoice date.
This policy was first effective in 2007. During 2007, we recognized approximately $203,000 as a result of this policy. We do not currently anticipate that this type of revenue will become material to our total revenue as we expect that in the ordinary course of business we will perform the services for which we collect fees.
Upon receipt of a signed statement of work and purchase order, we invoice the customer with net 30 day terms and contact the customer to schedule the services. We record this invoice as deferred revenue until the services are performed. Upon receipt of the statement of work and purchase order, we are available and stand ready to perform the agreed upon services. In order to perform the services, we attempt to reach the customer to schedule the service. However, in certain instances, the customer does not respond to numerous attempts to schedule the service or delays our scheduling of the services. As a result, the services cannot be performed.
Based on a review of the timing of the performance of training and professional services for all of 2006 and through the third quarter of 2007, we have determined that if a training or professional service order has not been performed by six months from the order date, it is unlikely the service will ever be performed. As a result of a customer’s request, we have performed services one to two years after the invoice date, but in the history of our company through the period presented, no services have been performed or refunded after three years of the original invoice date. Without our current policy of recognizing revenue on paid, unperformed services once they are three years old, the deferred revenue related to these services would remain in deferred revenue indefinitely.
Paragraph 16 of SFAS 140 indicates a liability should be derecognized when the obligor has been legally released from its obligation. We do not generally obtain a formal legal release from performing these paid unperformed services. We have on occasion performed services within two years after the invoice date, but due to the fact we have not performed or refunded a paid service three years after the original invoice date, we believe the possibility of the customer requesting these services to be performed or requesting a refund after three years have lapsed to be remote. We believe that if a customer has not requested us to perform the paid services or requested a refund within a reasonable amount of time that there is a remote possibility that the services will ever be requested to be performed or refunded. Therefore, we believe it is appropriate to recognize the paid unperformed services as revenue. As a result, we recognize any paid unperformed services three years after the original invoice date. Based upon our historical data, we believe this time period is reasonable.
Paragraph 78 and 79 of FASB Concepts Statement No. 6 define revenues as inflows of assets and actual or expected cash inflows as the result of the entity’s ongoing major or central operations. When the asset is received it would increase cash and revenues simultaneously if the services were performed at the exact time of receipt of the cash. The training and professional

United States Securities and Exchange Commission
May 9, 2008

services related to the fees collected for services to be provided qualify as revenues in accordance with paragraph 78 as we are collecting fees for services to be provided that are a component of our ongoing major or central operations. Because the fees described above are typically received before the actual service is performed, we account for these fees as deferred revenue. In the situation described above, we believe the recognition of these fees as revenue is appropriate as these fees were collected for services as part of our on going operations.
In future filings, we will update our disclosure to clearly communicate the fees for the services have been collected by us.
Item 15. Exhibits, Financial Statement Schedules, page 89
Exhibits 31.1. and 31.2
6.	We note that your section 302 certifications contain language that varies from wording set forth in Item 601(b)(31) of Regulation S-K. For instance, you make several references in paragraphs 2,3 and 4 of your certifications to the “annual report” instead of to the “report,” as required by the item. In addition, in paragraph 4(d), you have improperly modified the required language. Please note that the certifications should track exactly the language of Item 601(b)(31) and ensure that you provide the appropriate language in future filings.
We acknowledge the staff’s comment, and in future filings we will ensure that the appropriate language is used.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 13
Elements of Compensation, page 14
7.	We note on pages 14, 15 and 17 your statement that you utilized a benchmark database in connection with setting your compensation levels. To the extent such benchmarking compensation analysis is material to an understanding of your compensation policies and decisions regarding your named executive officers, the names of the companies that are the subject of any benchmarking analysis should be disclosed and the benchmark discussed in future filings. See item 403(b)(2)(xiv) of Regulation S-K.
The words “benchmark database” were intended to describe the database that our Compensation Committee used and not to identify the manner of its use. As disclosed on page 17 of the definitive proxy statement, the database was used to help provide context to the Compensation Committee’s decision-making process. It was not used for benchmarking purposes, and we did not engage in a benchmarking compensation analysis. In order to prevent any confusion, to the extent that we utilize this database in the future, we will not use the word benchmark in its description of the database.

United States Securities and Exchange Commission
May 9, 2008

Annual Incentive Pay, page 15
8.	We note that although you disclose the targets on which annual incentive pay is based, you do not state whether those targets were met. In future filings, please disclose the extent to which your named executive officers achieved your quarterly and annual net revenue and operating profit objectives.
We will disclose the extent to which our named executive officers achieve quarterly and annual net revenue and operating profit objectives in the future where material to an understanding of the named executive officer’s compensation. If in future years our compensation structure is substantially similar to the structure described in the definitive proxy statement, we will disclose this information.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William Intner at (410) 659-2778.

Very truly yours,
/s/ Michael J. Silver
Michael J. Silver